Exhibit 99.(a)(11)



FOR IMMEDIATE RELEASE                                Contacts: Glenn H. Epstein
NASDAQ: IMGC                                                   Chairman & CEO

                                                                Michael K. Burke
                                                               Exec. VP & CFO
                                                               (518) 782-1122


                      INTERMAGNETICS SELECTS WACHOVIA BANK
                   TO UNDERWRITE $100 MILLION CREDIT FACILITY


* Expansion Of Company's Credit Capacity Enhances Flexibility In Proposal To Acquire Invivo Corporation

* Intermagnetics' CEO Renews Call For Invivo To Negotiate In Good Faith

LATHAM, N.Y., November 13, 2003-Intermagnetics General Corporation (NASDAQ:
IMGC) today announced it has accepted a commitment from Wachovia Bank, N.A. (NYSE: WB) to act as sole underwriter for a new $100 million credit facility. The company said the debt financing, among other things, would support Intermagnetics' previously announced proposal to acquire Invivo Corporation (NASDAQ: SAFE).

Intermagnetics Chairman and CEO Glenn H. Epstein, speaking at today's annual meeting of shareholders, also renewed his call for the Invivo board of directors to enter into good faith negotiations over the proposed transaction.

"Invivo has publicly stated that the premium we proposed is not sufficient to commence exclusive negotiations," Epstein said. "We have informed Invivo that we are not seeking exclusivity, nor did we mention it in our proposal of 31 October. We have also informed Invivo that we are willing to discuss valuation and transaction structure based on publicly available information prior to commencing a due diligence review of Invivo's non-public information.

"Unfortunately," Epstein added, "Invivo has responded that it will not meet with our representatives unless we enter into an agreement that would, among other things, restrict for one year our ability to communicate directly with Invivo's stockholders. While we are prepared to consider a limited and customary standstill provision, we believe such a step would be warranted only after Invivo has agreed, in principle, to price and structure.

"In our most recent communication with Jim Hawkins, Invivo's president and CEO, we noted it would be premature to begin due diligence or enter into a standstill agreement before Invivo's board of directors made a good faith commitment to support a transaction on terms that are acceptable to both parties," Epstein said. "We remain hopeful that Invivo will listen to its stockholders and agree to a reasonable and balanced process that would result in a definitive agreement that will deliver value in the near term to Invivo's investors.

"We have discussed publicly available information about our proposal with a majority of Invivo's large stockholders, and they have expressed strong and consistent support for immediate negotiations between our companies," Epstein said. "We remain focused on pursuing a transaction with Invivo utilizing the extensive collective experience of our board of directors, our seasoned senior management team and our outside legal advisers, Shearman & Sterling."

Epstein said Intermagnetics chose Wachovia Bank as underwriter for the credit

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facility after considering a number of attractive financing commitments from quality financial institutions because of the overall flexibility and terms of Wachovia's offer.

In his comments at Intermagnetics' annual meeting, Chief Financial Officer Michael K. Burke added: "Wachovia's commitment for a fully underwritten bank financing gives us flexibility in any negotiations with Invivo and would also allow us to invest in other growth opportunities, including additional acquisitions and, if needed, working capital as we position Intermagnetics for continued growth."

Intermagnetics' 2003 Annual Meeting will be webcasted live today from the NASDAQ MarketSite in New York City at 10:30 AM EST. You can access the meeting through the company's web site www.igc.com under the News and Events section. The broadcast will also be archived for 60 days.

Note: This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Invivo or Intermagnetics. Should any such offer be commenced, Intermagnetics will file and deliver all forms, notices and documents required under state and federal law.

Intermagnetics (www.igc.com), drawing on the financial strength, operational excellence and technical leadership in its core businesses of Magnetic Resonance Imaging and Instrumentation has become a prominent participant in superconducting applications for Energy Technology. The company has a more than 30-year history as a successful developer, manufacturer and marketer of superconducting materials, radio-frequency coils, magnets and devices utilizing low- and high-temperature superconductors and related cryogenic equipment.

Safe Harbor Statement: This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Intermagnetics cannot provide assurances that the proposal described in this press release will be successfully completed nor that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: achievement of the expected annual savings and synergies from the proposed business combination; competitive product and pricing pressures; the ability of Intermagnetics to finalize any required contract related to financing; any future legal proceedings, including any litigation with respect to the proposal; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in Intermagnetics' Securities and Exchange Commission filings.